Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three months ended
	March 31,
(all dollar amounts in thousands)	2009	2008

Earnings:
Pre-tax income (loss) before adjustment for noncontrolling interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$13,807		$3,459
Amortization of interest capitalized	900		900
Interest capitalized	(2,243)		(6,336)
Distributed income of equity investees	3,800		3,217
Fixed charges	25,791		26,830

Total Earnings	$42,055		$28,070

Fixed Charges:
Interest expense	$20,432		$17,479
Capitalized interest	2,243		6,336
Debt costs amortization	1,303		1,188
Distributions to Series B preferred unitholders	1,813		1,827

Total Fixed Charges	$25,791		$26,830

Distributions to Series D preferred shareholders	$2,073		$2,488

Combined Fixed Charges and Preferred Share Distributions	$27,864		$29,318

Ratio of Earnings to Fixed Charges	1.6		1.0

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.5	(a)

a)	For the three months ended March 31, 2008, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $1.2 million which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for the periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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